September 25, 2014

VIA EDGAR AND OVERNIGHT COURIER

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Stacey Gorman

Re:	Peak Resorts, Inc. Withdrawal of Registration Statement on Form S-1 Filed on April 18, 2011 File No. 333-173567

Ladies and Gentlemen:

On behalf of Peak Resorts, Inc., a Missouri corporation (“Company”), we hereby request, pursuant to Rule 477 of the Securities Act of 1933, as amended (“Securities Act”), that the Registration Statement on Form S-1, together with all exhibits and amendments thereto (File No. 333-173567), as initially filed with the Securities and Exchange Commission (“Commission”) on April 18, 2011 (“Registration Statement”) be withdrawn effective immediately.  The Company elected not to proceed with the offering contemplated by the Registration Statement due to unfavorable market conditions in 2011, and accordingly is seeking withdrawal of the Registration Statement. The Registration Statement has not been declared effective and none of the Company’s securities has been sold pursuant to the Registration Statement.

In accordance with Rule 457(p) of the Securities Act, the Company requests that all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Accordingly, we request that the Commission issue an order granting the withdrawal of the Registration Statement (“Order”) effective as of the date hereof or at the earliest practicable date hereafter. Please provide a copy of the Order to David W. Braswell, Esq. of Armstrong Teasdale LLP, via email at dbraswell@armstrongteasdale.com or via facsimile at (314) 612-2229.

Should you have any questions regarding this request for withdrawal, please contact David Braswell of Armstrong Teasdale LLP by telephone at (314) 552-6631.

Sincerely,

/s/ Stephen J. Mueller
Stephen J. Mueller
Vice President and Chief Financial Officer

cc:	David Braswell
Armstrong Teasdale LLP

17409 Hidden Valley Drive

Wildwood, MO 63025

636.938.5373

Fax 636.938.6936

www.peakresorts.com